As filed with the Securities and Exchange Commission on March 19, 2024

Registration No. 333-266465

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1993

ProFrac Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	1389	87-2424964
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 Shops Boulevard, Suite 301

Willow Park, Texas

(254) 776-3722

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lance Turner

Chief Financial Officer

333 Shops Boulevard, Suite 301

Willow Park, Texas

(254) 776-3722

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to

Samuel P. Williams, Esq.

James E. Bedar, Esq.

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

(617) 856-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission (the “Commission”) in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of ProFrac Holding Corp. (File No. 333-266465), initially filed on August 2, 2022 and declared effective by the Commission on August 5, 2022 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file (i) a consent of Grant Thornton LLP, filed herewith as Exhibit 23.6 (the “Grant Thornton Consent”), with respect to its report dated March 15, 2024 relating to the financial statements of ProFrac Holding Corp. contained in the Annual Report on Form 10-K of ProFrac Holding Corp. for the year ended December 31, 2023 and included in the Prospectus Supplement dated March 19, 2024 filed pursuant to Rule 424(b)(3), and (ii) a consent of KPMG LLP, filed herewith as Exhibit 23.7 (the “KPMG Consent”), with respect to its report dated March 22, 2023 relating to the consolidated financial statements of Flotek Industries, Inc., not included herein, which report appears in the March 15, 2024 annual report on Form 10-K of ProFrac Holding Corp. and in the Prospectus Supplement dated March 19, 2024 filed pursuant to Rule 424(b)(3). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Grant Thornton Consent and the KPMG Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 21, 2021, by and between FTS International, Inc., ProFrac Holdings, LLC and ProFrac Acquisitions, Inc. (incorporated by reference to Exhibit 2.1 to ProFrac Holding Corp.’s Registration Statement on Form S-1 (File No. 333-261255) filed with the SEC on November 22, 2021).
2.2	Master Reorganization Agreement, dated as of May 12, 2022, by and among ProFrac Holdings, LLC, ProFrac Holding Corp. and the other parties thereto (incorporated by reference to Exhibit 2.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
2.3†	Agreement and Plan of Merger, dated as of June 21, 2022, by and among U.S. Well Services, Inc., ProFrac Holding Corp. and Thunderclap Merger Sub I, Inc. (incorporated by reference to Exhibit 2.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on June 24, 2022).
2.4	Master Reorganization Agreement, dated as of November 1, 2022, by and among U.S. Well Services Holdings, LLC, ProFrac Manufacturing, LLC, ProFrac Services, LLC, USWS Holdings LLC, U.S. Well Services, LLC, USWS Fleet 10, LLC and USWS Fleet 11, LLC (incorporated by reference to Exhibit 10.1 to U.S. Well Services, Holdings, LLC’s Current Report on Form 8-K filed with the SEC on Nov. 7, 2022).
3.1	Second Amended and Restated Certificate of Incorporation of ProFrac Holding Corp. (incorporated by reference to Exhibit 3.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on March 28, 2023).
3.2	Amended and Restated Bylaws of ProFrac Holding Corp., effective as of May 17, 2022 (incorporated by reference to Exhibit 3.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
3.3	Certificate of Designation of Series A Redeemable Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on October 2, 2023).
4.1	Form of Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to ProFrac Holding Corp.’s Registration Statement on Form S-1 (File No. 333-261255) filed with the SEC on November 30, 2021).
4.2	Registration Rights Agreement dated as of May 17, 2022, by and among ProFrac Holding Corp., THRC Holdings, LP, Farris C. Wilks and the other parties thereto (incorporated by reference to Exhibit 4.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
4.3	Third Amended and Restated Limited Liability Company Agreement of ProFrac Holdings, LLC, dated as of May 17, 2022 (incorporated by reference to Exhibit 4.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
4.4	Stockholders’ Agreement, dated as of May 17, 2022, by and among ProFrac Holding Corp., THRC Holdings, LP, Farris C. Wilks, FARJO Holdings, LP and the Farris and Jo Ann Wilks 2022 Family Trust (incorporated by reference to Exhibit 4.3 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

4.5	First Amendment to Stockholders’ Agreement, effective as of January 13, 2023 between ProFrac Holding Corp. and THRC Holdings, LP, Farris C. Wilks, FARJO Holdings, LP and the Farris and Jo Ann Wilks 2022 Family Trust (incorporated by reference to Exhibit 10.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on January 12, 2023).
4.6	Right Agreement, dated as of December 20, 2021, by and among ProFrac Holdings, LLC and Eagleton Ventures, Inc. (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to ProFrac Holding Corp.’s Registration Statement on Form S-1 (File No. 333-261255) filed with the SEC on March 31, 2022).
4.7	Form of West Munger Registration Rights Agreement (incorporated by reference to Exhibit 4.6 to Amendment No. 3 to ProFrac Holding Corp.’s Registration Statement on Form S-1 (File No. 333-261255) originally filed with the SEC on November 22, 2021).
4.8	Amended and Restated Placement Agent Warrants of ProFrac Holding Corp. (incorporated by reference to Exhibit 10.5 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on November 1, 2022).
4.9	Amended and Restated RDO Warrants of ProFrac Holding Corp. (incorporated by reference to Exhibit 10.6 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on November 1, 2022).
4.10	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 4.4 to ProFrac Holding Corp.’s Registration Statement on Form S-8 (File No. 333-265176) filed with the SEC on May 24, 2022).
4.11	Form of Restricted Stock Unit Agreement (Directors) (incorporated by reference to Exhibit 4.5 to ProFrac Holding Corp.’s Registration Statement on Form S-8 (File No. 333-265176) filed with the SEC on May 24, 2022).
4.12	Indenture, dated December 27, 2023, by and among ProFrac Holdings II, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, calculation agent and collateral agent (incorporated by reference to Exhibit 4.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on December 28, 2023).
4.13	Form of Senior Secured Float Rate Note (incorporated by reference to Exhibit 4.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on December 28, 2023).
5.1**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.
10.1	Tax Receivable Agreement, dated as of May 17, 2022, by and among ProFrac Holding Corp., the TRA Holders and the Agents named therein (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.2	Shared Services Agreement, dated as of May 3, 2022, by and between Wilks Brothers, LLC and ProFrac Holdings II, LLC (incorporated by reference to Exhibit 10.3 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.3	Indemnification Agreement (Johnathan Ladd Wilks) (incorporated by reference to Exhibit 10.4 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.4	Indemnification Agreement (Matthew D. Wilks) (incorporated by reference to Exhibit 10.5 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.5	Indemnification Agreement (James Coy Randle, Jr.) (incorporated by reference to Exhibit 10.6 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.6	Indemnification Agreement (Lance Turner) (incorporated by reference to Exhibit 10.7 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.7	Indemnification Agreement (Robert Willette) (incorporated by reference to Exhibit 10.8 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.8	Indemnification Agreement (Sergei Krylov) (incorporated by reference to Exhibit 10.9 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.9	Indemnification Agreement (Theresa Glebocki) (incorporated by reference to Exhibit 10.10 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.10	Indemnification Agreement (Stacy Nieuwoudt) (incorporated by reference to Exhibit 10.11 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.11	Indemnification Agreement (Gerald Haddock) (incorporated by reference to Exhibit 10.12 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

10.12	Indemnification Agreement (Phillip Blaine Wilbanks) (incorporated by reference to Exhibit 10.4 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on January 12, 2023).
10.13#	Employment Agreement, effective as of January 13, 2023, between ProFrac Holding Corp. and Phillip Blaine Wilbanks (incorporated by reference to Exhibit 10.3 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on January 12, 2023).
10.14	First Amendment to Term Loan Credit Agreement, dated as of July 25, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on July 29, 2022).
10.15	First Amendment to Credit Agreement, dated as of July 25, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as the agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on July 29, 2022).
10.16^	Second Amendment to Term Loan Credit Agreement, dated as of November 1, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.17^	Second Amendment to Credit Agreement, dated as of November 1, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as the agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.18	Third Amendment, Consent and Limited Waiver to Term Loan Credit Agreement, dated as of December 30, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on January 6, 2023).
10.19	Third Amendment to Credit Agreement, dated as of December 30, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as the agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on January 6, 2023).
10.20	Fourth Amendment to Term Loan Credit Agreement, dated as of February 1, 2023, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on February 2, 2023).
10.21^	Fourth Amendment to that certain asset-based revolving Credit Agreement, dated as of February 23, 2023, by and among ProFrac II, LLC, as borrower, ProFrac Holdings, the Lenders, the letter credit issuers, and guarantors party thereto, and JPMorgan Chase Bank, N.A., as the agent, the collateral agent and the swingline lender (as amended by the First Amendment to Credit Agreement, dated July 25, 2022, the Second Amendment to Credit Agreement, dated as of November 1, 2022, and the Third Amendment to Credit Agreement, dated as of December 30, 2022) (incorporated by reference to Exhibit 11.11 to ProFrac Holding Corp.’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023).
10.22^	Fifth Amendment to Term Loan Credit Agreement, dated as of February 23, 2023, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the lenders and guarantors party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.10 to ProFrac Holding Corp.’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023).
10.23	Securities Purchase Agreement dated February 16, 2022 by and between Flotek Industries, Inc. and ProFrac Holdings, LLC (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to ProFrac Holding Corp.’s Registration Statement on Form S-1 (File No. 333-261255) filed with the SEC on March 31, 2022).
10.24	Securities Purchase Agreement between Flotek Industries, Inc. and ProFrac Holdings II, LLC dated June 17, 2022 (incorporated by reference to Exhibit 10.1 to Flotek Industries, Inc.’s Current Report on Form 8-K filed with the SEC on June 23, 2022).
10.25	Purchase and Sale Agreement, dated as of February 18, 2022, by and between ProFrac Holdings, LLC and Wilks Development, LLC (incorporated by reference to Exhibit 10.6 to Amendment No. 3 to ProFrac Holding Corp.’s Registration Statement on Form S-1 (File No. 333-261255) filed with the SEC on April 26, 2022).
10.26	Chemical Products Supply Agreement between Flotek Chemistry, LLC and ProFrac Services, LLC dated February 2, 2022 (incorporated by reference to Exhibit 10.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 23, 2022).

10.27	Amendment No. 1 to Chemical Products Supply Agreement between Flotek Chemistry, LLC and ProFrac Services, LLC, dated May 17, 2022 (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 23, 2022).
10.28#	Consulting Agreement, effective as of January 13, 2023, between ProFrac Holding Corp. and James Coy Randle (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on January 12, 2023).
10.29#	Executive Employment Agreement, effective as of June 7, 2022, between ProFrac Holding Corp. and Coy Randle (incorporated by reference to Exhibit 10.31 to ProFrac Holding Corp.’s Annual Report on Form 10-K filed with the SEC on March 30, 2023).
10.30#	Executive Employment Agreement, effective as of June 7, 2022, between ProFrac Holding Corp. and Lance Turner (incorporated by reference to Exhibit 10.32 to ProFrac Holding Corp.’s Annual Report on Form 10-K filed with the SEC on March 30, 2023).
10.31#	Executive Employment Agreement, effective as of June 7, 2022, between ProFrac Holding Corp. and Robert Willette (incorporated by reference to Exhibit 10.33 to ProFrac Holding Corp.’s Annual Report on Form 10-K filed with the SEC on March 30, 2023).
10.32#	ProFrac Holding Corp. 2022 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.33#	Assignment Agreement, dated as of May 10, 2022, by and between Farris Wilks and Jo Ann Wilks, as Co-Trustees of the Farris and Jo Ann Wilks 2022 Family Trust, created by Trust Agreement dated as of May 10, 2022, as assignor, and KWELL Holdings, LP, as assignee and Declaration of Intent (incorporated by reference to Exhibit 10.18 to ProFrac Holding Corp.’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2022).
10.34#	Assignment and Assumption Agreement by and between THRC Holdings, LP, a Texas limited liability company, as assignor, and Matthew D. Wilks, as assignee (incorporated by reference to Exhibit 10.19 to ProFrac Holding Corp.’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2022).
10.35	Amended and Restated Series A Warrant Agreement, dated November 1, 2022, between ProFrac Holding Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.36	Amendment No. 1 to Amended and Restated Series A Warrant Agreement, dated November 1, 2022, between ProFrac Holding Corp., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.7 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.37	Amendment No. 2 to Amended and Restated Series A Warrant Agreement, dated March 29, 2023, between ProFrac Holding Corp., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.52 to ProFrac Holding Corp.’s Annual Report on Form 10-K filed with the SEC on March 30, 2023).
10.38	Promissory Note, dated as of July 18, 2022, by U.S. Well Services, LLC in favor of Equify Financial, LLC (incorporated by reference to Exhibit 10.1 to U.S. Well Services Holdings, LLC’s (f/k/a U.S. Well Services, Inc.) Current Report on Form 8-K (File No. 001-38025) filed with the SEC on July 18, 2022).
10.39	Security Agreement, dated as of July 18, 2022, by U.S. Well Services, LLC in favor of Equify Financial, LLC (incorporated by reference to Exhibit 10.2 to U.S. Well Services Holdings, LLC’s (f/k/a U.S. Well Services, Inc.) Current Report on Form 8-K (File No. 001-38025) filed with the SEC on July 18, 2022).
10.40	Continuing Guaranty, dated as of July 18, 2022, by U.S. Well Services, Inc. in favor of Equify Financial, LLC (incorporated by reference to Exhibit 10.3 to U.S. Well Services Holdings, LLC’s (f/k/a U.S. Well Services, Inc.) Current Report on Form 8-K (File No. 001-38025) filed with the SEC on July 18, 2022).
10.41	Promissory Note, dated as of September 30, 2022, by U.S. Well Services, LLC in favor of Equify Financial, LLC (incorporated by reference to Exhibit 10.1 to U.S. Well Services Holdings, LLC’s (f/k/a U.S. Well Services, Inc.) Current Report on Form 8-K (File No. 001-38025) filed with the SEC on September 30, 2022).
10.42	Security Agreement, dated as of September 30, 2022, by U.S. Well Services, LLC in favor of Equify Financial, LLC (incorporated by reference to Exhibit 10.2 to U.S. Well Services Holdings, LLC’s (f/k/a U.S. Well Services, Inc.) Current Report on Form 8-K (File No. 001-38025) filed with the SEC on September 30, 2022).

10.43†	Membership Interest Purchase Agreement, dated as of December 23, 2022, by and among ProFrac Holdings II, LLC, Performance Holdings I, LLC, and Performance Holdings II, LLC (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on Dec. 30, 2022).
10.44	Assignment and Amendment of Membership Interest Purchase Agreement, dated as of February 24, 2023, by and among ProFrac Holdings II, LLC, Performance Holdings I, LLC, Performance Holdings II, LLC and Alpine Silica, LLC (incorporated by reference to Exhibit 10.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on February 28, 2023).
10.45	Guarantee Agreement, dated December 27, 2023, may by ProFrac Holdings Corp., as guarantor, and CLMG Group, as agent (incorporated by reference to Exhibit 10.2 ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on December 28, 2023.
10.46	Guarantee Agreement, dated December 27, 2023, made by the guarantors in favor of CLMG Corp., as agent (incorporated by reference to Exhibit 10.3 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on December 28, 2023).
10.47	Term Loan Security Agreement, dated December 27, 2023, among Alpine Holdings II, LLC, PF Proppant Holdings, LLC, certain other Affiliates of the Borrower party, Red River Land Holdings, LLC, Performance Royalty LLC, Alpine Monahans, LLC, Alpine Monahans II, LLC, Monarch Silica, LLC, Alpine Real Estate Holdings, LLC, and CLMG Corporation, as collateral agent (incorporated by reference to Exhibit 10.4 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on December 28, 2023).
10.48	Purchase Agreement, dated December 27, 2023, by and among ProFrac Holdings II, LLC, the guarantors party thereto and the purchasers named therein (incorporated by reference to Exhibit 10.5 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on December 28, 2023).
10.49	Guaranty Agreement, dated as of December 27, 2023, made by ProFrac Holding Corp., as parent guarantor, and U.S. Bank Trust Company, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 10.6 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on December 28, 2023).
10.50	Security Agreement, dated December 27, 2023, among ProFrac Holdings, LLC, ProFrac Holdings II, LLC, the subsidiary grantors party thereto and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.7 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on December 28, 2023).
10.51	Seventh Amendment to Credit Agreement, dated December 27, 2023, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.8 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on December 28, 2023).
10.52	Contribution Agreement, dated as of February 24, 2023, by and among ProFrac Holding Corp., Alpine Silica LLC, Tidewater Partners, LLC, Performance Holdings I, LLC, and Performance Holdings II, LLC (incorporated by reference to Exhibit 10.3 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on February 28, 2023).
10.53^	Master Services Agreement, effective as of December 1, 2022, by and between Alpine Silica, LLC and Interstate Earthworks, LLC (incorporated by reference to Exhibit 10.53 to ProFrac Holding Corp.’s Annual Report on Form 10-K filed with the SEC on March 30, 2023).
10.54	Industrial Lease, effective as of November 1, 2022, by and between ProFrac Holdings II, LLC and Wilks Ranch Texas, LTD (incorporated by reference to Exhibit 10.54 to ProFrac Holding Corp.’s Annual Report on Form 10-K filed with the SEC on March 30, 2023).
10.55	Severance Agreement, dated September 11, 2023, by and between Mr. Robert Willette and ProFrac Holding Corp. (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023).
10.56	Series A Redeemable Convertible Preferred Stock Purchase Agreement, dated September 29, 2023, by and among ProFrac Holding Corp. and THRC Holdings, LP and FARJO Holdings, LP (incorporated by reference to Exhibit 10.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on October 2, 2023).
21.1	List of Subsidiaries of ProFrac Holding Corp. (incorporated by reference to Exhibit 21.1 to ProFrac Holding Corp.’s Annual Report on Form 10-K filed with the SEC on March 15, 2024).
23.1**	Consent of Grant Thornton LLP.
23.2**	Consent of Grant Thornton LLP.

23.3**	Consent of Grant Thornton LLP.
23.4**	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).
23.5**	Consent of John T. Boyd Company.
23.6*	Consent of Grant Thornton LLP.
23.7*	Consent of KPMG LLP.
101.INS**	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Previously filed.
#	Compensatory plan or arrangement.
†	The schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.
^	Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The registrant agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Willow Park, State of Texas, on March 19, 2024.

ProFrac Holding Corp.

By:	/s/ Matthew D. Wilks
	Name:	Matthew D. Wilks
	Title:	Executive Chairman and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on March 19, 2024.

Signature	Title

/s/ Matthew D. Wilks	Executive Chairman and Director
Matthew D. Wilks	(Principal Executive Officer)

/s/ Lance Turner	Chief Financial Officer
Lance Turner	(Principal Financial Officer and
Principal Accounting Officer)

*	Chief Executive Officer
Ladd Wilks

*	Director
Sergei Krylov

*	Director
Terry Glebocki

*	Director
Stacy Nieuwoudt

*	Director
Coy Randle

*By:
/s/ Matthew D. Wilks
Matthew D. Wilks
Attorney-In-Fact